

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2013

Via E-mail
Richard Costolo
Chief Executive Officer
Twitter, Inc.
1355 Market Street, Suite 900
San Francisco, CA 94103

>   **Re: Twitter, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted July 12, 2013**
>   **CIK No. 0001418091**

Dear Mr. Costolo:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please provide us with copies of any additional artwork you intend to include on the inside front and/or inside back cover pages of the prospectus.

3. We note reference to third party information throughout the prospectus, including, but not limited to, references to information from Nielsen. Please provide us with marked copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support. Additionally, please tell us if any reports were commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit to your first public filing.

4. Please provide us with objective support for your assertions in your Prospectus Summary and Business sections regarding market conditions and your services. Also, ensure that you make clear upon what standard or measure you base your claims. For example, provide support for your statements that "[t]he value we create for our users is enhanced by our…advertisers," and that you generate "a virtuous cycle of value creation." To the extent that you do not have independent support for these statements, please disclose the bases for these as your beliefs.

Prospectus Summary, page 1

5. We note your statement that you "have experienced significant improvements in [your] operating results in recent periods." Please revise this disclosure to address the fact that your net loss in the first quarter of 2013 was larger than the same period in 2012 and the two quarters immediately preceding it.

Our Value Proposition to Users and Our Value Proposition to Platform Partners, pages 4 and 5

6. Please revise to make it clear that users and platform partners are not direct sources of revenue.

Our Value Proposition to Data Partners, page 6

7. Please revise to provide an illustration of how data partners use this data "to generate and monetize data analytics."

Non-GAAP Financial Measures, page 12

8. Please revise to explain why each of your non-GAAP measures is useful to investors. Your current disclosures are general and do not adequately articulate the information required for each individual measure.

Risk Factors, page 15

Risk Related to Our Business and Our Industry, page 15

If we are unable to complete effectively for users and advertiser spend…, page 17

9. We note that following Facebook's acquisition of Instagram, Instagram disabled photo integration with Twitter. Please describe the consequences of Facebook's decision in terms of your service and the user experience. In addition, identify any other material third-party integration that you believe is at risk for similar elimination and the potential consequences.

If we fail to expand effectively in international markets, our revenue and our…, page 21

10. Please revise your disclosure to expand your discussion of how "competition, advertiser demand, differences in the digital advertising market and digital advertising conventions, and differences in the way that users in different countries access or utilize your products and services" may impair your ability to monetize your products and services internationally. This discussion should address specific international markets.

We have incurred significant operating losses in the past…, page 22

11. Please highlight the anticipated effect your stock compensation expense from your RSUs is expected to have on your ability to achieve profitability for 2013 and 2014.

Action by governments to restrict access to our products and services or…, page 25

12. Please revise your disclosure to explain what it means that Twitter is "not directly accessible" in China.

Our intellectual property rights are valuable, and any inability to protect them…, page 31

13. Clarify how you protect against unauthorized use of your trademark by third parties (e.g., on a website that contains illegal content).

14. Please tell us what intellectual property is subject to the limitations imposed by your Innovator's Patent Agreement. In addition, describe the rights and obligations of the parties to this agreement and illustrate for us how this agreement operates to limit your ability to prevent infringement and your ability to sell or license your patents to third parties by discussing potential fact patterns. Finally, submit the agreement as part of your response.

We rely in part on application marketplaces and Internet search engines to…, page 36

15. Please tell us whether your business and operating results have or may be affected by the Apple App store no longer accepting new apps or app updates that access a device's unique identifier.

Industry Data and Company Metrics, page 47

16. Please explain to us how you estimated the amount of timeline views on your mobile applications for the three months ended March 31, 2012.

17. Please provide us with the number of false and spam accounts for each of the relevant periods for which metrics are presented. In addition, explain to us how you calculated those numbers.

18. We note that your "data regarding user geographic location is based on the IP address associated with the account when a user initially registered the account on Twitter" and that the "IP address may not always accurately reflect a user's actual location at the time of engagement on your platform." Please tell us why your location data is limited in this manner and describe the extent to which it affects your metrics.

19. Please quantify the extent that mobile applications automatically contacting your servers impacts your user metrics.

Management's Discussion and Analysis…, page 56

Overview, page 56

20. Please expand the discussion of global scale on page 56 to clarify that your products and services are currently not available in China and that other countries have intermittently restricted access to Twitter. In addition, tell us whether the intermittent restricted access has had a material impact on your operations.

21. We note that over 60% of your advertising revenue was generated from mobile devices and 70% of your MAUs are from mobile devices. We also note that Promoted Trends and Promoted Accounts receive less prominence in your mobile applications. Please expand to separately discuss trends for the online and mobile platforms. This discussion should address trends in number of users, engagement and monetization, and auction rates paid by advertisers.

22. We note that your advertisers may also choose to reach users through your free products and services instead of Promoted Products. Please expand MD&A to discuss trends related to the proportion of Twitter advertisers using Promoted Products compared to those using free channels.

23. Please expand your discussion of your international operations and results to discuss in more detail the specific challenges you are encountering in your international markets in monetizing your products and services and your plans to meet those challenges. Provide a balanced view of the underlying dynamics of the material factors affecting your international expansion including:

- Disclose your revenue per MAU outside the United States by geographic regions, compared to your domestic market. We note that you had 47.7 million average MAUs in the United States and 156.5 million average MAUs in the rest of the word for the three months ended March 31, 2013.
- Please identify the "certain international markets" in which you expect your user growth rate "to continue to be higher" than your user growth rate in the United States, as referenced on page 60.
- Please disclose the operations in the countries and regions "on which [you] have focused [y]our spending," noted on page 21.
- Please expand your discussion to explain in greater detail any significant differences in markets, by geographic region, in which you rely on resellers as compared to markets primarily using direct sales.

Key Metrics, page 58

24. We note your international revenue is determined "based on the billing location of your advertisers." Tell us whether you are able to determine user location at the time of revenue recognition rather than using the billing location of the advertiser and the reasons that you find use of the billing location more relevant to investors.

25. Please tell us whether you gather the following data for yourself or others and, if so, how you use it:

- The number of deactivated and inactive accounts;
- The number of individuals with multiple accounts;
- The number of followers your users have or the number of accounts a user follows; and
- The number of user "click throughs."

Monthly Active Users (MAUs), page 58

26. We note that you compare average MAUs for the fourth quarter of each respective year when discussing annual results of operations. Please explain to us why you chose to use that method and contrast it with using an annual average.

Timeline Views, page 59

27. Please revise to separately present Timeline Views, Timeline Views per MAU, and Advertising Revenue Per (1,000) Timeline Views for Worldwide, United States, and International. To the extent that user or monetization trends within certain international markets are obscured by presenting a single "International" category, address those trends separately.

Factors Affecting Our Future Performance, page 60

User Growth, page 60

28. Please revise to explain your use of the word "penetration."

29. Please revise to discuss in more detail the specific challenges you may face with user growth rates and revenue growth and your plans to meet those challenges. Disclose how you plan to increase levels of user engagement and monetize that engagement.

30. Please revise to explain how you will address the competitive challenges that continue to occur such as industry consolidation.

Engagement, page 60

31. Clarify your use of the word "engagement" in the various contexts in which you reference it. We note that it appears to be used to describe timeline views by users and the interaction between users and advertisements.

Monetization, page 60

32. Please revise to explain in greater detail how your algorithms may optimize "user experience," and impact the "value [you] deliver to advertisers."

33. We note that you report a "significant decrease in the cost per ad engagement" in the quarter ending March 31, 2013 as compared to the same period in the prior year. Please revise your disclosure to discuss the underlying reasons that led to this cost decrease.

Investment in Infrastructure, page 61

34. Please expand your disclosure to describe with greater specificity what constitutes your infrastructure and planned infrastructure needs. This may include hardware, software, employees, and other materials or resources such as data center costs or server capacity.

Seasonality, page 61

35. Please expand the discussion to quantify the impact of seasonality on both price per advertisement and the volume of advertisement products sold. See Item 303(a)(3) of Regulation S-K for guidance. Please revise the discussion of quarterly trends on page 73 accordingly.

36. Please consider integrating an analysis of the number of advertisers that utilize your services during the periods in your analysis of seasonality.

Cost of Revenue and Operating Expenses, page 63

Research and Development, page 63

37. Please expand the discussion to explain the fluctuations and discuss any material trends in R&D spending.

Results of Operations, page 65

Revenue

38. We note that your discussion of revenues is limited to percentage changes in certain metrics. For all periods presented, please expand the discussion to include an analysis of changes in the various types of revenues from period to period based on changes in price and changes in volume. See Item 303(a)(3) of Regulation S-K for guidance.

39. Please explain to us why you do not include any monetization analysis (e.g., timeline view metrics) when comparing revenues for the annual periods.

Valuation of Our Common Stock, page 80

40. We note that the weighted-average transaction price was determined by the price of your common stock in the secondary market for the period March 15, 2012 to October 15, 2012 and the price of such stock ranged between $15.50 and $25.50. Please provide us with the size and amount of the equity sold, the relationship of the parties involved, the timing compared to the valuation date and the nature of the information that buyers received about the company.

41. When you determine the estimated IPO price, please provide a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

Business, page 85

Overview, page 85

Platform Partners, page 85

    42. Please revise to explain what it means for a website or an application to have "integrated with Twitter."

Advertisers, page 86

    43. Please revise this section to discuss customer mix. For example, discuss the extent to which your advertisers are agencies or other intermediaries.

Our Value Proposition to Users, page 88

Discovering Unique and Relevant Content, page 88

    44. Please revise to discuss what "other discovery features" are available to users.

Breaking News and Engaging in Live Events, page 89

    45. Please revise to explain how Twitter is the "social soundtrack to life in the moment."

Building with Twitter Content, page 90

    46. Please revise to expand on the examples provided to better illustrate how developers incorporate Twitter content and use Twitter tools to build a broad range of applications.

Twitter Amplify, page 91

    47. Please revise to provide an example that illustrates how this new product operates.

Growth Strategy, page 92

Targeting, page 93

    48. Please revise to explain how keyword targeting is different from the "hashtag" feature of your platform. Additionally, explain how you enable advertisers to directly engage with people on Twitter who have been exposed to their ads on television.

Opening Our Platform to Additional Advertisers, page 93

49. Please expand this section to discuss how the launch of the self-serve advertising platform will assist in gaining advertising revenue in international markets. Further, discuss the advantages, if any, of this platform over your other international advertising channels.

Our Products and Services, page 93

Products for Users, page 93

50. Please revise this section to provide a brief overview of the terms and conditions agreed to when a new user creates an account.

Notifications, page 95

51. Please revise to define a "mobile push notification."

Vine, page 95

52. Please revise to discuss whether you currently place, or plan to offer, advertisements on your Vine and #Music applications.

Competition, page 97

53. Please explain to us why you consider Sina Weibo a competitor since it appears that you are not permitted to operate in China.

54. Please expand this disclosure to discuss the competitive effect of users, including companies and advertisers, advertising for free over Twitter.

Technology, Research and Development, page 98

Twitter's Scale, page 98

55. In this section you state that you "deliver more than 200 billion Tweets per day" to your users. In your Prospectus Summary, you state that your users create approximately 500 million Tweets every day and that, since the first Tweet, users have created over 300 billion Tweets. Please revise your disclosure to reconcile these numbers.

Government Regulation, page 100

56. Please revise to describe the types of "incidents" that gave rise to the FTC investigation.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-11

57. Refer to your description of the types of user engagement with advertisements on pages 91 and 96. Please expand the revenue recognition policy for pay-for-performance advertising products to explain in greater detail what types of user engagement results in advertising revenue. See ASC 235-10-50-3 for guidance.

58. Please revise to explain in greater detail the methodology used by your customers in the auction process to determine pricing.

59. Please expand your revenue recognition accounting policy to address your accounting for sales involving resellers, if material.

60. Please expand your revenue recognition accounting policy to explain the methodology used to determine BESPs, including how you establish the selling price for auction-based advertisements.

Accounts Receivable, Net, page F-15

61. Please tell us how you account for fraudulent clicks discovered on your pay-for-performance products.

Note 3 – Acquisitions, page F-18

62. We note that you allocated between 11% and 22% to developed technology for acquisitions in 2012 and 2013. Please tell us how you determined the amount of purchase price allocated to developed technology and provide us with an analysis of the methodology used to allocate purchase price to each type of identifiable intangible asset.

Note 12 – Common Stock and Stockholders' Deficit, page F-34

63. Refer to the disclosure of the tender offer on page F-38. We note that in 2011, some of your stockholders offered to purchase shares from other stockholders in a tender offer. Please disclose the reasons why the Series G convertible preferred stock investors paid in excess of the fair value of the common and preferred shares tendered.

Note 13 – Income Taxes, page F-39

64. We note that you have provided a full valuation allowance for your U.S. deferred tax assets and have significant deferred tax assets outside of the U.S. Please tell us whether your foreign operations are subject to tax rates that are materially different from your current 35% statutory rate. Also, tell us whether you have structured your foreign operations to take advantage of rates in any particular country.

65. Please expand the disclosure of change in tax positions of (14.6)% to provide greater detail of the amount and nature of the changes. Refer to ASC 740-10-50-12.

Note 16 – Commitments and Contingencies, page F-43

Indemnification, page F-44

66. Please expand the fifth sentence to include arrangements with your customers, partners, suppliers and vendors.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact Claire DeLabar, Staff Accountant, at 202-551-3349 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or me at 202-551-3810 with any other questions.

                                      Sincerely,

                                        /s/ Larry Spirgel

                                        Larry Spirgel
                                        Assistant Director

cc: Via E-mail
         Rezwan D. Pavri, Esq.
         Wilson, Sonsini, Goodrich & Rosati, P.C.